March 7, 2024
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, NE
Washington, DC 20549
Attention:    Melissa Kindelan
Kathleen Collins
Re:    Model N, Inc.
    Form 10-K for the Fiscal Year Ended September 30, 2023
    Form 8-K Furnished on February 6, 2024
    File No. 001-35840
Ladies and Gentlemen:
We have received your letter on behalf of our client, Model N, Inc. (the “Company”), dated February 23, 2024 (the “Staff Comment Letter”), conveying comments of the staff (the “Staff”) of the Securities and Exchange Commission regarding the above-referenced filings. In the Staff Comment Letter, you requested that the Company respond to the Staff’s comments within 10 business days (the “Initial Response Date”) or advise when it would provide a response. Per our telephone conversation on February 27, 2024, on behalf of the Company, we advised that the Company will file a response by March 15, 2024.

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Should the Staff have additional questions regarding the foregoing, please do not hesitate to contact me at (206) 389-4553.
Sincerely,
/s/ Amanda Rose
Amanda Rose, Esq.
Partner
Fenwick & West LLP
CC:    John Ederer
    Errol Hunter, Esq.
    Model N, Inc.